As filed with the Securities and Exchange Commission on December 20, 2002

File No. 70-9635

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

AMENDMENT NO. 11
(Sixth Post-Effective)
TO
FORM U-1 APPLICATION-DECLARATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Xcel Energy Inc. and its Subsidiaries 800 Nicollet Mall Minneapolis, MN 55402 (Name of company filing this statement and address of principal executive offices)

Xcel Energy Inc. (Name of top registered holding company parent of each applicant or declarant)

Gary R. Johnson Vice President and General Counsel Xcel Energy Inc. 800 Nicollet Mall Minneapolis, MN 55402

(Name and address of agent for service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application-Declaration to:

Peter D. Clarke
Debra J. Schnebel
Jones, Day, Reavis & Pogue
77 West Wacker
Chicago, IL 60601-1692
Telephone: 312-782-3939
Facsimile: 312-782-8585

SIGNATURE

     Xcel Energy Inc., a Minnesota corporation (“Xcel Energy”), as the successor corporation in the merger of Northern States Power Company and New Century Energies, Inc., and certain of its subsidiaries filed an Application-Declaration on Form U-1 with the Securities and Exchange Commission (the “Commission”) in this file on February 23, 2000, as amended April 10, 2000, June 26, 2000, August 3, 2000, August 4, 2000, August 22, 2000, October 12, 2001, October 19, 2001 and March 6, 2002 (as so amended, the “Original Financing U-1”). In Amendment No. 9 (Fourth Post-Effective) (“Amendment No. 9”) and Amendment No. 10 (Fifth Post-Effective) (“Amendment No. 10”), Xcel Energy and its Subsidiaries (as hereinafter defined) (the “Applicants”) sought an amendment to the authorization granted by the Commission in its order issued on August 22, 2000 (Holding Co. Act Release No. 27218) (the “August 2000 Order”) and its order issued on March 7, 2002 (Holding Co. Act Release No. 27494) ( the “100% Order”, and together with the August 2000 Order, the “Financing Orders”), as described below. This Amendment No. 11 (Sixth Post-Effective) (this “Amendment”) seeks either (i) clarification of the authority granted in the order issued on November 7, 2002 (Holding Co. Act Release No. 27597) (the “Xcel 30% Order”) or (ii) release of jurisdiction in respect of financing authorization over which the Commission reserved jurisdiction in the Xcel 30% Order, as and to the extent described below. Capitalized terms used herein are used with the same meanings as in the Original Financing U-1.

ITEM 1. Description of the Proposed Transaction

     A.     Introduction and General Request

     In the August 2000 Order the Commission authorized (i) Xcel Energy, Black Mountain Gas Company (“Black Mountain”) and Cheyenne Light, Fuel and Power Company (“Cheyenne”) to engage in external financings; (ii) Xcel Energy and certain of the Subsidiaries to engage in intrasystem financings, including guarantees; (iii) Xcel Energy and the Subsidiaries to enter into hedging transactions for existing and anticipated debt; (iv) Xcel Energy and the Subsidiaries to establish, guarantee the obligations of, and borrow the proceeds of the debt and preferred securities issued by, one or more special purpose financing entities; (v) Xcel Energy and any Subsidiary to acquire and restructure investments in one or more special purpose entities organized for the purpose of acquiring, financing, and holding the securities of one or more Nonutility Subsidiaries; and (vi) Xcel Energy and any Nonutility Subsidiary to pay dividends out of capital and unearned surplus. In the 100% Order, the Commission authorized Xcel Energy to use the proceeds of its securities issuances to invest up to 100% of its “consolidated retained earnings,” as defined in Rule 53(a)(1)(i) under the Act, in exempt wholesale generators (“EWGs”), as defined in section 32 of the Act, and foreign utility companies (“FUCOs”), as defined in section 33 of the Act. The authorizations granted by the Commission in the Financing Orders were subject to certain parameters set forth in the Financing Orders and the Original Financing U-1, including without limitation a requirement that Xcel Energy’s common equity, as reflected on its most recent Form 10-K or Form 10-Q and as adjusted to reflect subsequent events that affect capitalization, be at least 30% of capitalization (the “Xcel 30% Test”).

     In the Xcel 30% Order, the Commission addressed, among other things, the ability of Xcel Energy to issue securities to refinance a $400 million credit facility that was maturing on November 8, 2002 (the “Prior Credit Facility”). Specifically, in the Xcel 30% Order, the

Commission granted Xcel Energy’s request for the “issuance of up to $400 million of debt (including convertible debt) in connection with the repayment, refinancing, replacement and/or substitution” of the $400 million Prior Credit Facility (the “Refinancing Authority”). The Xcel 30% Order also addressed the ability of Xcel Energy to issue guarantees of obligations of its subsidiaries. In this regard, the Commission granted Xcel Energy’s request for the “issuance of guarantees, to support the trading obligations of NRG Power Marketing, Inc., in renewal of existing guaranties expiring on or before January 1, 2003, provided that the notional amount of such guarantees shall not be increased and the aggregate notional amount of such guarantees shall not exceed $118 million” (the “Guarantee Authority”). Each of the Refinancing Authority and the Guarantee Authority is subject to the condition that the common equity of Xcel Energy as reflected on its most recent Form 10-K or Form 10-Q, and as adjusted to reflect subsequent events that affect capitalization1, shall be at least 24% of Xcel Energy’s capitalization, and that Applicants will not engage in any of the financing authorized in the Financing Orders or in a separate proceeding at any time after March 31, 2003 unless the Xcel 30% Test is met.

     Applicants are concerned that the above-quoted language of the Refinancing Authority in the Xcel 30% Order could be interpreted narrowly to preclude Xcel Energy from issuing more than $400 million of debt in connection with the refinancing of the Prior Credit Facility even if the amount of such debt issued and outstanding did not exceed $400 million. Stated differently, Applicants are concerned that any debt issued by Xcel Energy to refinance the Prior Credit Facility must be counted against the $400 million authorized in the Refinancing Authority even if such debt is subsequently refinanced with the issuance of new debt having more favorable terms to Xcel Energy. Applicants believe that such narrow interpretations of the above-quoted language of the Refinancing Authority are contrary to the authorization intended to be granted by the Commission in the Xcel 30% Order. For this reason and explained in detail below, Applicants seek through this Amendment clarification of the Refinancing Authority, or a release of jurisdiction with respect to the financing authorization over which the Commission reserved jurisdiction in the Xcel 30% Order, to permit Xcel Energy to issue debt (including convertible debt) in repayment, refinancing, replacement and/or substitution of the Prior Credit Facility, so long as the sum of the aggregate principal amount of such debt outstanding at any time does not exceed $400 million (the $400 Million Limit”).

     Also, the language of the Guarantee Authority would not appear to permit the reissuance of guarantees of the obligations of NRG Power Marketing, Inc. (“NRG Marketing”) to any counterparty if the guarantee issued to such counterparty had expired, or had otherwise been terminated. The Guarantee Authority only permits the renewal of existing guarantees. Applicants believe that this language is unnecessarily limiting, and contrary to the authorization intended to be granted by the Commission in the Xcel 30% Order. Thus, Applicants seek clarification of the Guarantee Authority, or release of jurisdiction with respect to the financing authorization over which the Commission reserved jurisdiction in the Xcel 30% Order, to permit Xcel Energy to issue guarantees to support the trading obligations of NRG Marketing, in

1 As stated in footnote 2 of Amendment No. 10, in making adjustments, Xcel Energy shall include the effects on capitalization from the disposition by NRG or its subsidiaries of their ownership of the Killingholme generation facility in England and the Brazos Valley generation facility in Texas, which facilities NRG or its subsidiaries are in the process of transferring to lenders for such facilities through foreclosure proceedings, consensual arrangements with the lenders or similar actions, even though legal title may not have been transferred to the lenders at such time.

replacement of guarantees that have expired or been terminated or in renewal of existing guarantees expiring on or before January 1, 2003, provided that the notional amount of such guarantees shall not be increased and the aggregate notional amount of such guarantees shall not exceed $118 million.

     B.     Overview of the Companies

     On August 18, 2000, New Century Energies, Inc. and Northern States Power Company (“NSP”) merged and formed Xcel Energy pursuant to the Commission’s order in New Century Energies, Inc. Holding Co. Act Release No. 27212 (August 16, 2000). Xcel Energy is a registered holding company under the Act. As part of the merger, NSP transferred its existing utility operations that were being conducted directly by NSP at the parent company level to a newly formed subsidiary of Xcel Energy named Northern States Power Company.

     Xcel Energy directly owns six utility subsidiaries that serve electric and/or natural gas customers in 12 states. These six utility subsidiaries (collectively, the “Utility Subsidiaries”) are Northern States Power Company, a Minnesota corporation (“NSP-M”); Northern States Power Company, a Wisconsin corporation (“NSP-W”); Public Service Company of Colorado (“PSCo”); Southwestern Public Service Co. (“SPS”); Black Mountain; and Cheyenne. Their service territories include portions of Arizona, Colorado, Kansas, Michigan, Minnesota, New Mexico, North Dakota, Oklahoma, South Dakota, Texas, Wisconsin and Wyoming. As previously announced publicly, Xcel Energy has entered into a contract to sell Black Mountain, which sale will be subject to approval by the Commission under the Act.

     Xcel Energy also engages through subsidiaries in various other energy-related and non-utility businesses.2 The Non-Utility Subsidiaries that are directly or indirectly owned by Xcel Energy include: Viking Gas Transmission Company, an interstate natural gas pipeline subject to FERC jurisdiction under the Natural Gas Act; NRG Energy, Inc. (“NRG”), a holding company for many of Xcel Energy’s non-utility businesses, including significant investments in independent power projects and foreign utility operations; Seren Innovations, Inc., a provider of cable, telephone and high-speed internet access systems and an exempt telecommunications company under Section 34 of the Act; e prime, inc. and e prime Energy Marketing, Inc., marketers of natural gas and other fuels; XERS, Inc., a marketer of electricity at retail in Texas; and Eloigne Company, an investor in projects that qualify for low-income housing tax credits. As announced previously, Xcel Energy has entered into a contract for the sale of Viking Gas Transmission Company.

C. Description of the Requested Authorization.

     Applicants request that the Commission issue an order clarifying the Xcel 30% Order, or, in the alternative, releasing jurisdiction over a portion of the financing authorization of Xcel Energy over which the Commission reserved jurisdiction in the Xcel 30% Order, to permit Xcel

2 Such subsidiaries, together with any future direct or indirect non-utility subsidiaries of Xcel Energy whose equity securities are acquired in accordance with Commission authorization or in accordance with an exemption provided under the Act or the Commission’s rules thereunder, are referred to herein as the “Non-Utility Subsidiaries”. The Utility Subsidiaries and Non-Utility Subsidiaries are collectively referred to herein as the “Subsidiaries”.

Energy (i) to issue debt (including convertible debt) for the purpose of repaying, refinancing, replacing and/or substituting the Prior Credit Facility, so long as the sum of aggregate principal amount of such debt issued and outstanding at any time does not exceed $400 million, and (ii) to issue guarantees to support the trading obligations of NRG Marketing in replacement of guarantees that have expired or been terminated or in renewal of existing guarantees expiring on or before January 1, 2003, provided that the notional amount of such guarantees shall not be increased and the aggregate notional amount of such guarantees shall not exceed $118 million.

     1.     Refinancing Authority

     Xcel Energy requests authorization to issue debt (including convertible debt) to repay, refinance, replace or substitute indebtedness which originally had been issued to repay the Prior Credit Facility, subject to the $400 Million Limit. As described in Amendment No. 10, Xcel Energy sought the authorization requested by Amendment No 10 to renew or replace the $400 million Prior Credit Facility that matured November 8, 2002 and, if necessary, to fund $300 million under the Support and Capital Contribution Agreement dated as of May 29, 2002 (the “Support Agreement”) between Xcel Energy and NRG and approximately $110 million under guarantees of obligations of NRG and its subsidiaries.3 However, contrary to its initial plan, Xcel Energy was unable to extend or renew the $400 credit facility with the existing lender group because of a refusal by one lender to renew its credit commitment in the amount of $17 million. Therefore, Xcel Energy was required to repay the $400 million Prior Credit Facility with $300 million cash on hand and the proceeds of the issuance of $100 million of 8% senior convertible notes (the “Initial Notes”) pursuant to a Securities Purchase Agreement with certain investors (the “Investors”). Subsequently, on November 21, 2002, Xcel Energy issued $230 million of 71/2% convertible senior notes due 2007 pursuant to a Purchase Agreement with Merrill Lynch, Pierce, Fenner & Smith Incorporated and Lazard Freres & Co. LLC as initial purchasers (the “New Notes”). Xcel Energy used $107 million of the proceeds of the New Notes to redeem the Initial Notes on November 25, 2002 (the “Redemption Date”). Xcel Energy was able to issue the New Notes upon more favorable terms than the Initial Notes. Upon redemption of the Initial Notes, Xcel Energy entered into an agreement with the Investors granting them the right, during a one-year period commencing on the Redemption Date, to purchase notes in a private placement that are otherwise identical (other than the issuance date) to the New Notes in an aggregate principal amount equal to 25% of the aggregate principal of the New Notes, or $57.5 million (the “Additional Notes”).

     Therefore, Xcel Energy has currently issued or is committed to issue debt in the following amounts in connection with the refinancing of the $400 credit facility maturing on November 8, 2002:

3 Xcel Energy’s exposure under guarantees of obligations of NRG and its subsidiaries was approximately $104 million as of September 30, 2002

	Notes Issued	Notes Outstanding

Initial Notes	$100.0 million	-0-
New Notes	$230.0 million	$230.0 million
Additional Notes	$57.5 million*	$57.5 million*

TOTAL:	$387.5 million	$287.5 million

*Outstanding commitment to issue notes.

     As shown above, while Xcel Energy has issued, or is committed to issue, a total of $387.5 million in connection with the refinancing of the Prior Credit Facility, it actually has only $230 million of new debt outstanding and is committed to issue up to $57.5 million of additional debt, for a total of $287.5 million. Therefore, Xcel Energy requests clarification, or, a release of jurisdiction of a portion of the financing authorization over which the Commission reserved jurisdiction in the Xcel 30% Order, so that it may refinance any debt that was issued to repay the Prior Credit Facility, subject to the $400 Million Limit.

     Absent the relief sought in this Amendment, the Xcel 30% Order would have effectively reduced Xcel Energy’s financing capacity under the Refinancing Authority from $400 million to $300 million. The relief sought in this Amendment is consistent with the authority initially sought in Amendment No. 10 and that had been the subject of discussions with the Staff of the Commission — i.e., allowing Xcel Energy to retain its then existing debt level, by refinancing the Prior Credit Facility But for the refusal of one bank to roll-over the $400 million Prior Credit Facility maturing on November 8, 2002 and Xcel Energy’s issuance of the New Notes to, among other things, replace the Initial Notes with debt on more favorable terms, the relief sought in this Amendment would not have been necessary.

     2.     Guarantee Authority.

     Xcel Energy requests authorization to issue guarantees to support the trading obligations of NRG Power Marketing, Inc., in replacement of guarantees that have expired or been terminated or in renewal of existing guarantees expiring on or before January 1, 2003, provided that the notional amount of such guarantees shall not be increased and the aggregate notional amount of such guarantees shall not exceed $118 million. As discussed in Amendment No. 10, with the recent downgrade of NRG to below investment grade, Xcel Energy began guaranteeing various trading obligations of NRG Marketing. In the Xcel 30% Order, Xcel Energy received authorization to renew existing guarantees of the obligations of NRG Marketing, provided that the aggregate notional amount of such renewal guarantees did not exceed $118 million. It is now apparent that Xcel Energy’s support of the power marketing business of NRG Marketing will also require the issuance of guarantees to certain counterparties to replace guarantees to such counterparties which have expired or otherwise been terminated. Xcel Energy commits that the aggregate notional amount of guarantees to be issued in renewal or replacement of guarantees of obligations of NRG Marketing will not exceed $118 million. Thus, Xcel Energy is not requesting any increase in the notional amount of guarantees to be issued. Rather, Xcel Energy requests only a clarification of its Guaranty Authority to permit the issuance of guarantees to replace guarantees which have expired or otherwise been terminated. The relief sought in this Amendment is consistent with the authority initially sought in Amendment No. 10.

     Applicants respectfully request that the Commission issue a supplemental order in this proceeding granting the relief sought in this Amendment. Except for the relief outlined above, Applicants do not request any modification to, or clarification of, the Xcel 30% Order or seek any additional authority in this proceeding.

ITEM 2. Fees, Commissions and Expenses

     Xcel Energy expects to pay or incur up to $10,000 in aggregate fees, commissions and expenses in connection with the transactions proposed by this Amendment, in addition to the fees, commissions and expenses relating to the Original Financing U-1 and Amendment No. 10. The above fees do not include fees, commissions and expenses incurred in connection with the issuance and sale of securities.

ITEM 3. Applicable Statutory Provisions

     A.     General.

     Sections 6(a), 7, 32 and 33 of the Act and Rules 53 and 54 are considered applicable to the proposed transactions. To the extent that the proposed transactions are considered by the Commission to require authorization, exemption or approval under any section of the Act or the rules and regulations other than those set forth above, request for such authorization, exemption or approval is hereby made.

     B.     Rule 54 Analysis.

     Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or a FUCO, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if Rules 53(a), (b) or (c) are satisfied.

     Xcel Energy does not satisfy the requirements of Rule 53(a)(1). In the 100% Order, the Commission authorized Xcel Energy to invest up to 100% of its consolidated retained earnings, as defined in Rule 53, in EWGs and FUCOs and found that such an investment would not have either of the adverse effects set forth in Rule 53(c). As of June 30, 2002, Xcel Energy’s “aggregate investment,” as defined in Rule 53(a)(l), was $2,406 million4. Xcel Energy’s consolidated retained earnings, as defined in Rule 53, at June 30, 2002, was $2,521.0 million. These investments by Xcel Energy were made in compliance with the 100% Order.

     Xcel Energy has made no additional investment in any EWGs or FUCOs since June 30, 2002. However, during the third quarter of 2002, Xcel Energy International Inc. sold its interest

4 For purposes of these calculations, Xcel Energy’s investment in NRG has been included as an investment in EWGs and FUCOs, even though NRG itself is not qualified as an EWG or FUCO, but rather serves as an intermediate holding company for EWG, FUCO and Rule 58 energy-related businesses.

in Yorkshire Power Group Limited. As a result, Xcel Energy’s aggregate investment in EWGs and FUCOs was reduced by approximately $36.9 million.

     As a result of a significant loss in respect of impairment charges recorded by NRG as of September 30, 2002, the consolidated retained earnings of Xcel Energy have been reduced by more than $2 billion. Thus, at this time, Xcel Energy has no capacity to make any additional investments in EWGs and FUCOs, without further authorization from the Commission.5 Furthermore, as set forth in Amendment No. 10, Xcel Energy has committed to make no additional investment in EWGs and FUCOs at any time that the Xcel 30% Test is not met.

     Xcel Energy currently complies with, and will comply with, the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of the Xcel Energy system’s domestic public-utility company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail regulatory commissions. Further, none of the circumstances described in Rule 53(b)(3) has occurred or is continuing.

     With respect to Rule 53(b)(1), an involuntary bankruptcy proceeding was initiated on November 22, 2002, against NRG by former executives of NRG. NRG has twenty days from the filing of the proceeding to respond and intends to seek to have the proceeding dismissed. If NRG is unsuccessful, then the circumstances described in Rule 53(b)(1) will continue as the book value of NRG’s assets exceed 10 percent of the consolidated retained earnings of Xcel Energy.

     The circumstances described in Rule 53(b)(2), have occurred. As a result of the recording of a loss with respect to impairment charges by NRG, Xcel Energy’s retained earnings declined by more than $2.0 billion as of September 30, 2002.6 The average consolidated retained earnings of Xcel Energy for the four quarterly periods ended September 30, 2002 was $1,962.4 million, or a decrease of 22.2% from the average of Xcel Energy’s consolidated retained earnings for the four quarterly periods ended June 30, 2002 of $2,521.0 million. In addition, Xcel Energy’s “aggregate investment” in EWGs and FUCOs as of September 30, 2002 exceeded 2% of the total capital invested in utility operations.

     Xcel Energy respectfully submits that the requirements of Rule 53(c) are met. The requested authority will not have a substantial adverse impact upon the financial integrity of Xcel Energy and the Utility Subsidiaries. Rather, the requested authority will merely reflect, in Applicants’ view, the authorization intended to be granted by the Commission in the Xcel 30% Order.

5 Since Xcel Energy satisfied the investment limitation at the time that it committed to make an additional investment in NRG pursuant to a Support and Capital Contribution Agreement dated as of May 29, 2002 between Xcel Energy and NRG and issued certain guarantees of obligations of NRG, Xcel Energy is authorized to fund such commitments. In the Xcel 30% Order, Xcel Energy committed that, prior to making any payment to NRG under or pursuant to the Support Agreement, Xcel Energy would deliver to the staff of the Commission a letter of an independent financial advisor covering certain matters specified in the Xcel 30% Order.

6 The circumstances giving rise to NRG’s recordation of a loss are discussed in Amendment No. 10 and in Xcel Energy’s Form 10-Q for the quarter ended September 30, 2002.

     As stated in Amendment No. 10, the Utility Subsidiaries and their customers will not be adversely impacted by the requested relief. The ratio of common equity to total capitalization of each of the public utility subsidiaries will continue to be maintained at not less than 30%. In fact, the common equity ratios of the primary public utility subsidiaries, NSP-M, NSP-W, SPS and PSCo, are each in excess of 45% as of August 31, 2002. Furthermore, the common equity ratios of the primary public utility subsidiaries will not be affected by the proposed transactions. In addition, each of the public utilities is subject to regulation by state commissions that are able to protect utility customers within their respective states.

ITEM 4. Regulatory Approvals

     No state or federal commission other than the Commission has jurisdiction with respect to any of the proposed transactions described in this Amendment.

ITEM 5. Procedure

     The Applicants respectfully request that appropriate and timely action be taken by the Commission in this matter. No recommended decision by a hearing officer or other responsible officer of the Commission is necessary or required in this matter. The Division of Investment Management of the Commission may assist in the preparation of the Commission’s decision in this matter. There should be no thirty-day waiting period between the issuance and effective date of any order issued by the Commission in this matter, and it is respectfully requested that any such order be made effective immediately upon the entry thereof.

ITEM 6. Exhibits and Financial Statements

     In addition to the Exhibits and Financial Statements previously filed in connection with Amendment No. 10, the following exhibits are applicable to this Application.

     Financial Statements

Exhibit No	Description of Document

3.1	Consolidated Balance Sheet of Xcel Energy as of September 30, 2002 (incorporated by reference to Xcel Energy’s Form 10-Q for the quarter ended September 30, 2002, File No. 1-3034)

3.2	Consolidated Statement of Income of Xcel Energy for the quarter ended September 30, 2002 (incorporated by reference to Xcel Energy’s Form 10-Q for the quarter ended September 30, 2002, File No. 1-3034)

ITEM 7. Information as to Environmental Effects

     None of the matters that are the subject of this Amendment involve a “major federal action” nor do they “significantly affect the quality of the human environment” as those terms are used in Section 102(2)(C) of the National Environmental Policy Act. None of the proposed transactions that are the subject of this Amendment will result in changes in the operation of the Applicants and their subsidiaries that will have an impact on the environment. The Applicants are not aware of any federal agency which has prepared or is preparing an environmental impact statement with respect to the transactions proposed herein.

SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the Applicant has duly caused this Amendment No. 11 to Application-Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 19, 2002

Xcel Energy Inc.

By: /s/ Richard C. Kelly Richard C. Kelly Vice President and Chief Financial Officer